Notice to ASX/LSE Rio Tinto announces Chief Executive succession plan 22 May 2025 Rio Tinto today announced that Chief Executive Jakob Stausholm will step down from the Group later this year, at the conclusion of a succession process. Jakob joined Rio Tinto in 2018 as Executive Director and Chief Financial Officer, and became Chief Executive in January 2021. As Chief Executive, Jakob has reset Rio Tinto’s strategy to align the group to the opportunities of the energy transition and shaped a pathway to a decade of profitable growth. Jakob will continue to lead Rio Tinto as Chief Executive and a member of the Board of Directors while a successor is appointed. A rigorous selection process is already underway, led by the Nominations Committee. Rio Tinto Chair Dominic Barton said: “Under Jakob’s leadership, Rio Tinto has restored trust with key stakeholders, aligned our portfolio with the commodities where demand growth is strongest, built a diverse and talented management team, and set a compelling growth trajectory. Our focus on these things is undiminished and our strategic priorities are unchanged. This is a natural moment to appoint Jakob’s successor, as we look ahead to our next phase in which we will double down to deliver greater operational performance to realise the full potential of our assets. I would like to thank Jakob for his significant contribution to Rio Tinto at a critical time in its evolution.” Rio Tinto Chief Executive Jakob Stausholm said: “It has been an absolute privilege to lead Rio Tinto, one of the great mining and materials companies in the world. I would like to thank the deeply dedicated and talented people across the organisation that together have raised both operational performance and project execution. We have built on Rio Tinto’s historic strengths to deliver profitable, stable growth and significant shareholder value. I know the company will continue to thrive long into the future.” EXHIBIT 99.1

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 LEI: 529900X2VMAQT2PE0V24 This announcement contains inside information. This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com